UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): November 8, 2023

ACER THERAPEUTICS INC.

(Exact name of registrant as specified in its charter)

Delaware	001-33004	32-0426967
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Gateway Center, Suite 356 300 Washington Street Newton, Massachusetts	02458
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (844) 902-6100

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value per share	ACER	The Nasdaq Stock Market LLC*

*

On October 31, 2023, the Company, received a letter from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that Nasdaq will suspend trading in the Company’s common stock effective at the opening of trading on November 9, 2023. The Company’s shares will begin trading on OTC Pink Market starting on November 9, 2023.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

The special meeting of stockholders of Acer Therapeutics Inc. (“Acer” or the “Company”) was held on November 8, 2023, at 11:00 a.m. Eastern Time (the “Special Meeting”) in virtual format. At the Special Meeting, 13,409,568 shares of common stock, or approximately 54.8% of the outstanding common stock entitled to vote were represented by proxy or in person. Three proposals were submitted to stockholders as described in the proxy statement/prospectus for the Special Meeting and were approved by the Company’s stockholders at the Special Meeting. The proposals and the results of the stockholder votes are as follows:

1. Proposal to adopt the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated August 30, 2023, by and among Zevra Therapeutics, Inc., a Delaware corporation (“Zevra”), Aspen Z Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Zevra (“Merger Sub”), and Acer, pursuant to which, upon the satisfaction or waiver of the conditions to the closing set forth in the Merger Agreement, Merger Sub will merge with and into Acer (the “Merger”), with Acer surviving as a wholly-owned subsidiary of Zevra:

For	Against	Abstain	Broker Non-Votes
13,047,355	341,770	20,443	0

2. Proposal to adjourn the special meeting, if necessary or appropriate, in order to solicit additional proxies if there are insufficient votes to adopt the merger proposal at the time of the special meeting:

The proposal to adjourn the special meeting to a later date or time if necessary or appropriate was rendered moot, as the Merger Agreement was approved.

3. Proposal to approve, by non-binding, advisory vote, compensation that will or may become payable to Acer’s named executive officers in connection with the Merger:

For	Against	Abstain	Broker Non-Votes
11,507,774	1,792,993	108,801	0

Item 8.01. Other Events.

As previously announced, on August 30, 2023, Acer entered into the Merger Agreement with Zevra and Merger Sub, pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Acer, with Acer surviving the merger as an indirect wholly-owned subsidiary of Zevra.

Acer currently anticipates the closing of the Merger will occur in the next few weeks, subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the remaining conditions set forth in the Merger Agreement that by their nature are to be satisfied at the closing.

Additional Information and Where to Find It

In connection with the proposed merger, Zevra has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), including a proxy statement/prospectus. The registration statement was declared effective on October 10, 2023. Additionally, Acer’s proxy statement/prospectus was filed on October 10, 2023 and Acer’s proxy statement supplements were filed on October 30, 2023 and November 2, 2023. Acer stockholders are urged to read these materials because they contain important information about Acer, Zevra and the proposed merger. The proxy statement/prospectus, proxy statement supplements and other relevant materials, and any other documents filed by Zevra and Acer with the SEC, may be obtained free of charge at the SEC website at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Participants in the Solicitation

Acer, Zevra and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Acer is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 27, 2023, and its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 14, 2023. Information about the directors and executive officers of Zevra is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 7, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on March 15, 2023, the definitive proxy statement filed by Daniel J. Mangless, together with the other participants named therein, which was filed with the SEC on March 17, 2023, and Zevra’s Current Reports on Form 8-K, filed with the SEC on March 30, 2023, May 8, 2023, May 15, 2023, and August 7, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus and other relevant materials filed with the SEC and may be obtained free of charge from the sources indicated above.

Forward-Looking Statements

DISCLOSURE NOTICE: This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, related to Acer, Zevra and the proposed acquisition of Acer by Zevra. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve uncertainties that could significantly affect the financial or operating results of Acer, Zevra or the combined company. These forward-looking statements may be identified by terms such as anticipate, believe, foresee, expect, intend, plan, may, will, could, should and would and the negative of these terms or other similar expressions. Forward-looking statements in this document include, among other things, statements about the proposed acquisition and the anticipated timing of closing of the acquisition, and the delisting. In addition, all statements that address operating performance, events or developments that we expect or anticipate will occur in the future —the expected timetable for completing the proposed transaction— are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; risks related to the contingent cash consideration and related milestones as contemplated by the CVR Agreement, including that such milestone may not be achieved and thus the related cash consideration would not become payable; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; the unfavorable outcome of any legal proceedings that have been or may be instituted against Acer, Zevra or the combined company; the ability to retain key personnel; negative effects of this announcement or the consummation of the proposed acquisition on the market price of the capital stock of Acer and Zevra and on Acer’s and Zevra’s operating results; risks relating to the value of Zevra’s shares to be issued in the transaction; significant transaction costs, fees, expenses and charges; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; the financing of the transaction and Acer’s interim operations; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments.

A further description of risks and uncertainties relating to Acer and Zevra can be found in their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov.

Neither Acer nor Zevra intends to update the forward-looking statements contained in this document as the result of new information or future events or developments, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2023	ACER THERAPEUTICS INC.

	By:	/s/ Harry S. Palmin
Harry S. Palmin
Chief Financial Officer

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